UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Agilysys, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

00847J105

(CUSIP Number)

Douglas W. Ambrose

Paloma Partners Management Company

Two American Lane

Greenwich, CT 06836

(203) 861-3236

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847J105

1	Name of Reporting Person Sunrise Partners Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(1)

14	Type of Reporting Person (See Instructions) PN

(1)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person Paloma International L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(2)

14	Type of Reporting Person (See Instructions) PN, HC

(2)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person Paloma Partners Management Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(3)

14	Type of Reporting Person (See Instructions) CO, IA

(3)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person Paloma Partners Advisors LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(4)

14	Type of Reporting Person (See Instructions) IA, PN

(4)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person Paloma Partners Advisors Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(5)

14	Type of Reporting Person (See Instructions) CO, HC

(5)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person Gregory Hayt

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(6)

14	Type of Reporting Person (See Instructions) IN, HC

(6)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

CUSIP No. 00847J105

1	Name of Reporting Person S. Donald Sussman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,280,391

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,280,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,391

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.51%(7)

14	Type of Reporting Person (See Instructions) IN, HC

(7)         Based upon a total of 23,234,705 outstanding ordinary shares of the Issuer as of May 21, 2018, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 25, 2018 for the year ended March 31, 2018.

Item 1.                                                         Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, without par value (the “Common Stock”), of Agilysys, Inc., an Ohio corporation.  The principal executive offices of the Issuer are located at 425 Walnut Street, Suite 1800, Cincinnati, Ohio.

Item. 2                                                         Identity and Background

(a) This Statement is filed jointly on behalf of the following persons: Sunrise Partners Limited Partnership, a Cayman Islands limited partnership, Paloma International L.P., a Cayman Islands limited partnership, Paloma Partners Management Company, a Delaware corporation, Paloma Partners Advisors LP, a Delaware limited partnership, Paloma Partners Advisors Inc., a Delaware corporation, Gregory Hayt, a United States citizen and S. Donald Sussman, a United States citizen (collectively, the “Reporting Persons”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

(b) The business addresses of the Reporting Persons are as follows:

Sunrise Partners Limited Partnership

Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Paloma International L.P.

Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Paloma Partners Management Company

Two American Lane

Greenwich, CT 06836

Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

Paloma Partners Advisors Inc.

c/o Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

Gregory Hayt

c/o Paloma Partners Management Company

Two American Lane

Greenwich, CT 06836

S. Donald Sussman

c/o Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

(c) The present principal occupation of Mr. Sussman is serving as an officer and a director of Paloma Partners Management Company and Paloma Partners Advisors Inc., and as a limited partner in Paloma Partners Advisors LP The present principal occupation of Mr. Hayt is serving as the president and a director of Paloma Partners Management Company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is as follows:

Sunrise Partners Limited Partnership — Cayman Islands

Paloma International L.P. — Cayman Islands

Paloma Partners Management Company — Delaware

Paloma Partners Advisors LP — Delaware

Paloma Partners Advisors Inc. — Delaware

Gregory Hayt — United States of America

S. Donald Sussman — United States of America

Item 3.                                                         Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.                                                         Purpose of Transaction

Not applicable.

Item 5.                                                         Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sunrise Partners Limited Partnership (1)	1,280,391	5.51%	0	1,280,391	0	1,280,391
Paloma International L.P. (2)	1,280,391	5.51%	0	1,280,391	0	1,280,391
Paloma Partners Management Company (3)	1,280,391	5.51%	0	1,280,391	0	1,280,391
Paloma Partners Advisors LP (4)	1,280,391	5.51%	0	1,280,391	0	1,280,391
Paloma Partners Advisors Inc. (5)	1,280,391	5.51%	0	1,280,391	0	1,280,391
Gregory Hayt (6)	1,280,391	5.51%	0	1,280,391	0	1,280,391
S. Donald Sussman (7)	1,280,391	5.51%	0	1,280,391	0	1,280,391

(1) Sunrise Partners Limited Partnership is the record owner of 1,280,391 shares of Common Stock.

(2) Paloma International L.P., as the parent company of Sunrise Partners Limited Partnership, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Sunrise Partners Limited Partnership.

(3) Paloma Partners Management Company, as general partner and investment adviser of Paloma International L.P., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Sunrise Partners Limited Partnership.

(4) Paloma Partners Advisors LP, as general partner of Paloma International L.P., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Sunrise Partners Limited Partnership.

(5) Paloma Partners Advisors Inc., as the general partner of Paloma Partners Advisors LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Sunrise Partners Limited Partnership.

(6) Gregory Hayt, as the president and a director of Paloma Partners Management Company, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Sunrise Partners Limited Partnership.

(7) S. Donald Sussman, as an officer, director and majority shareholder of Paloma Partners Management Company and Paloma Partners Advisors Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Sunrise Partners Limited Partnership.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit 1                                               Joint Filing Agreement, dated November 2, 2017, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:    May 31, 2018

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: Paloma International L.P., parent holder

By Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose
Title: Executive Vice President

PALOMA INTERNATIONAL L.P.

By Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose
Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By: Paloma Partners Advisors Inc., general partner

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman
Title: President

PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman
Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman